Exhibit 99.01
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CHAMPION                                                            News Release
Champion International Corporation

One Champion Plaza
Stamford, Connecticut 06921

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  CHAMPION INTERNATIONAL CORPORATION AGREES TO PURCHASE TWO MILLION SHARES OF
 COMMON STOCK FROM LOEWS CORPORATION AND CALLS FOR REDEMPTION 6.5% CONVERTIBLE
                  SUBORDINATED DEBENTURES DUE APRIL 15, 2011


  STAMFORD, CT, June 27, 1995 -- Champion International Corporation announced today the proposed sale of 5,000,000 shares of its outstanding common stock by Loews Corporation, as selling shareholder, at a price to the public of $52.45 per share. The stock will be offered for sale through Goldman, Sachs & Co., as underwriters. Loews Corporation also has granted the underwriters an over
- -allotment option to purchase up to an additional 500,000 shares. Of the shares being sold by Loews Corporation, Champion has agreed to purchase 2,000,000 shares at the public offering price. Champion will not receive any proceeds from the sale of the shares by Loews Corporation. Copies of the prospectus relating to the shares being sold on behalf of Loews Corporation may be obtained from Goldman, Sachs & Co., 85 Broad Street, New York, New York.

  Separately, Champion also announced that it has called all of its 6.5% Convertible Subordinated Debentures Due April 15, 2011 for redemption on August 8, 1995 at the price of 100.65% of their principal amount plus accrued interest to the redemption date. The Debentures are convertible at any time until the close of business on the redemption date at the rate of 28.777 shares of the company's common stock for each $1,000 principal amount of Debentures, which is equivalent to a conversion price of $34.75 per share. The closing sale price of a share of the company's common stock on the New York Stock Exchange on June 26, 1995 was $53.625. Details regarding the call, including the Notice of Redemption and Letter of Transmittal for use in converting or redeeming the Debentures, will be mailed to all holders of record by The Fifth Third Bank, Cincinnati, Ohio, which is the Trustee of the issue.

  Champion is one of America's leading manufacturers of paper for business communications, commercial printing, publications, and newspapers. Headquartered in Stamford, Connecticut, the company owns or manages more than five million acres of forestlands in the United States and is also a major manufacturer of market pulp, plywood, and lumber.

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